EXHIBIT 99.1

Jacada Visual IVR Subscription Extension Ordered by Leading Global Technology Company

Fortune 50 technology customer grants additional 2 year extension of Visual IVR in 4 business units

ATLANTA, July 27, 2017 (GLOBE NEWSWIRE) -- Jacada Ltd. (OTCQB:JCDAF), a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that one of its Fortune 50 technology customers has executed a third material order, this time to extend its subscription to Jacada’s Visual IVR customer interaction technology for an additional two years. The Visual IVR deployment includes four business units located in the United States and several areas of EMEA including the UK, Italy, Germany, France, Nordic countries, and others.

A video accompanying this release is available at http://www.globenewswire.com/NewsRoom/AttachmentNg/fb215a5a-fcea-40ff-9dac-e903d56819b8.

Supporting the company’s mobile initiatives, Jacada Visual IVR helps customers efficiently connect with the company for sales and support from mobile devices as well as to conduct product activations. The Jacada service has already provided significant benefits to this technology company and continues to receive extremely positive feedback from their customers.

“Continued use and growth of Visual IVR in some of the world’s most recognized brands reaffirms that Jacada’s Visual IVR solution is a tremendous asset to companies seeking superior customer experiences,” says Guy Yair, Chief Executive Officer of Jacada. “Being several years into this particular implementation, the strong numbers behind the improvement of the customer experience have led to additional extensions and uses for Visual IVR.”

The Jacada Visual IVR solution provides consumers an effortless way to connect with companies from their device of choice to get immediate answers. It enables them to connect with the right people in the company efficiently and in a personalized manner. Visual IVR increases customer loyalty, decreases the cost to serve, and provides a better overall consumer experience.

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Senior Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com